EXHIBIT K Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto increases its stake in Ivanhoe Mines to 48.5 per cent

24 August 2011

Rio Tinto today exercised its right to subscribe for and acquire common shares in Ivanhoe Mines Ltd. under its Subscription Right. As a result, Ivanhoe Mines will issue 27,896,570 million new shares to a wholly-owned subsidiary of Rio Tinto, Rio Tinto International Holdings Limited, increasing Rio Tinto’s ownership in Ivanhoe Mines by 2.0 per cent to a total of 358,158,442 common shares or 48.5 per cent.

The price paid per share was C$18.98 and the total consideration for the exercise of this Subscription Right was C$529.5 million.

The subscription was made in accordance with existing contractual arrangements between Rio Tinto and Ivanhoe Mines that permits share purchases in certain circumstances and subject to certain limits. Under the terms of these agreements and subject to certain exceptions, Rio Tinto’s current maximum permitted shareholding in Ivanhoe Mines is 49 per cent.

The subscription was made in order to increase Rio Tinto’s ownership of Ivanhoe in accordance with its contractual rights. Depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s securities, general economic and tax conditions, and other factors, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe.

Today’s subscription reinforces Rio Tinto’s commitment to the Oyu Tolgoi project, which is a natural fit with its strategy of focusing on cost competitive, long-life assets with significant growth potential. Together with Ivanhoe and the Government of Mongolia, Rio Tinto is determined to develop Oyu Tolgoi in a sustainable, mutually beneficial manner for the people of Mongolia.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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